UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )

NORTH AMERICAN SCIENTIFIC, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

65715D100

(CUSIP Number)

January 18, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G - Page 2 of 8

CUSIP No. 65715D100

1	NAME OF REPORTING PERSON: CHL Medical Partners III, L.P. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 11,173,871
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 11,173,871
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,173,871 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON* PN

13G - Page 3 of 8

CUSIP No. 65715D100

1	NAME OF REPORTING PERSON: CHL Medical Partners III Side Fund, L.P. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 1,021,249
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,021,249
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%
12	TYPE OF REPORTING PERSON* PN

13G - Page 4 of 8

CUSIP No. 65715D100

1	NAME OF REPORTING PERSON: CHL Medical Partners III, LLC S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 12,195,120
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 12,195,120

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,195,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.2%
12	TYPE OF REPORTING PERSON* PN

13G - Page 5 of 8

Item 1.

(a)	Name of Issuer: NORTH AMERICAN SCIENTIFIC, INC.

(b)	Address of Issuer’s Principal Executive Offices:

20200 Sunburst Street

Chatsworth, CA 91311

Item 2.

(a)	Name of Person Filing:

See Item 1 of each cover page.

(b)	Address of Principal Business Office or, if none, Residence:

1055 Washington Blvd.

Stamford, CT 06901

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP number: 65715D100

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See item 9 of each cover page.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement (this “Schedule 13G”) on behalf of (i) CHL Medical Partners III, L.P. (ii) CHL Medical Partners III Side Fund, L.P. and (iii) CHL Medical Partners III, LLC (collectively, the “Reporting Persons”).

CHL Medical Partners III, LLC is the General Partner of each of CHL Medical Partners III, L.P. and CHL Medical Partners III Side Fund, L.P.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)	Percent of class:

See item 11 of each cover page.

13G - Page 6 of 8

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G - Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2008
Date

CHL Medical Partners III, LLC a Delaware limited liability company

/s/ Jeffrey Collinson
By:	Jeffrey Collinson
Its:	President

CHL Medical Partners III, L.P. a Delaware limited partnership

By:	CHL Medical Partners III, LLC
Its:	General Partner

/s/ Jeffrey Collinson
By:	Jeffrey Collinson
Its:	President

CHL Medical Partners III Side Fund, L.P. a Delaware limited partnership

By:	CHL Medical Partners III, LLC
Its:	General Partner

/s/ Jeffrey Collinson
By:	Jeffrey Collinson
Its:	President

EXHIBITS:

Exhibit 1: Joint Filing Agreement

13G - Page 8 of 8

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of North American Scientific, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 18, 2008.

CHL Medical Partners III, LLC a Delaware limited liability company

/s/ Jeffrey Collinson
By:	Jeffrey Collinson
Its:	President

CHL Medical Partners III, L.P. a Delaware limited partnership

By:	CHL Medical Partners III, LLC
Its:	General Partner

/s/ Jeffrey Collinson
By:	Jeffrey Collinson
Its:	President

CHL Medical Partners III Side Fund, L.P. a Delaware limited partnership

By:	CHL Medical Partners III, LLC
Its:	General Partner

/s/ Jeffrey Collinson
By:	Jeffrey Collinson
Its:	President